Exhibit 99.68

News Release June 16th, 2025

Santacruz Silver Announces Appointment of Andrés Bedregal as Chief Financial Officer

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQB: SCZMF) (FSE: 1SZ) (“Santacruz” or “the Company”) is pleased to announce that Mr. Andrés Bedregal, who has served as the Company’s interim Chief Financial Officer since October 15, 2024, has been appointed Chief Financial Officer effective immediately.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “We want to congratulate Andrés on his well-deserved appointment as Santacruz’s CFO. During his tenure as interim CFO, he has demonstrated exceptional leadership and a deep understanding of the Company’s financial operations, helping us navigate through important milestones. Andrés has been instrumental in strengthening Santacruz’s balance sheet through disciplined financial management, which has greatly improved the Company’s financial health and ability to grow. He played a big role in securing better terms for our Bolivian asset acquisition through the Accelerated Option Plan, which will lead us to debt-free path by year-end. There is no one better suited for this position. Andrés has proven himself as an invaluable member of the team, and we’re confident his dedication and expertise will continue to drive Santacruz forward.”

Mr. Bedregal is also the current CFO for Sinchi Wayra S.A., a wholly-owned subsidiary of Santacruz Silver Mining, Ltd., a position he has held since joining Sinchi Wayra S.A. in 2022. As CFO of Sinchi Wayra, Mr. Bedregal has successfully led the Bolivian finance group’s upgrade of the financial and management reporting systems, as well as contributed to strategic business decisions, over the past three years.

Mr. Bedregal has extensive expertise in financial planning, investment analysis, and leveraging data-driven tools to enhance decision-making processes. His skills include M&A, risk assessment, and the execution of complex financial strategies. Mr. Bedregal holds a Bachelor of Arts in Economics and Political Science from the University of Kansas, Lawrence, Kansas, USA. Additionally, Mr. Bedregal earned a Master’s Degree in Finance (MDF) from the Universidad Católica Boliviana and an MBA from the Universidad Privada Boliviana in La Paz, Bolivia. He is also a Level III Candidate in the CFA Program from the CFA Institute.

As CFO of Santacruz, Mr. Bedregal will continue to strengthen the Company’s financial discipline, optimize capital allocation, and drive initiatives that support Santacruz’s continued growth.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,
Executive Chairman and Chief Executive Officer

For further information please contact:

Arturo Prestamo
Santacruz Silver Mining Ltd.
Email: info@santacruzsilver.com
Telephone: (528) 183 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.